Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8, Registration Statement No. 333-217183 on Form F-10 and Registration Statement No. 333-194702 on Form F-3D and to the use of our reports dated March 20, 2019 relating to the consolidated financial statements of Wheaton Precious Metals Corp. and subsidiaries (“Wheaton”) and the effectiveness of Wheaton’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Wheaton for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

April 1, 2019